FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 29, 2003

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES
Canon announces revision of dividend for fiscal 2003
Canon Inc. to acquire all outstanding shares of Igari Mold through share exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date December 29, 2003
	By	/s/ Shunji Onda (Signature)*
Shunji Onda General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Canon announces revision of dividend for fiscal 2003
2.	Canon Inc. to acquire all outstanding shares of Igari Mold through share exchange

Canon announces revision of dividend for fiscal 2003

On December 25, 2003, the Board of Directors of Canon Inc. decided to revise the company’s dividend, to be proposed at the ordinary general meeting of shareholders in late March 2004.

1.	Reason for revision

Since Canon Inc. expects to achieve record FY2003 consolidated and non-consolidated financial results, and in response to continued shareholder support, the Board of Directors decided to propose an increase in the company’s year-end dividend.

2.	Revised dividend for fiscal 2003 (ending December 31, 2003)

			(Yen)

	Revised	Previous
	Dividend	Projection	Change

Interim	15.00	15.00	0.00

Year-end	35.00	15.00	+ 20.00

Annual (total)	50.00	30.00	+ 20.00

Canon Inc.
December 25, 2003

December 26, 2003

FOR IMMEDIATE RELEASE	Canon Inc. President & CEO: Fujio Mitarai Securities code: 7751 [First sections of the Tokyo, Osaka and Nagoya Stock Exchanges; Fukuoka and Sapporo Stock Exchanges]

Inquiries:
Toshizo Tanaka Group Executive, Finance & Accounting Headquarters +81-3-3758-2111

Canon Inc. to acquire all outstanding shares of Igari Mold through share exchange

TOKYO, December 26, 2003—Canon Inc. (“Canon”) today announced that Canon and Igari Mold Co. Ltd.(“Igari Mold”) have entered into a basic agreement by which Igari Mold will become a wholly owned subsidiary of Canon through share exchange, effective March 17, 2004.

1. Objective of the Share Exchange

Since 1996, Canon has assiduously pursued widespread management reforms under its Excellent Global Corporation Plan as the company continues striving to achieve excellence as a global corporate entity. Phase II of the Excellent Global Corporation Plan, which concludes in 2005, calls for accelerating further reforms while promoting the rapid development and launch of attractive products ahead of the competition, and targeting the No. 1 position in all of the company’s major businesses.

In order to achieve these goals, Canon recognizes the importance of development capabilities to support, through refining basic technologies in the areas of networking and imaging, the creation of proprietary key components offering new functionality and high performance. Also essential is the establishment of common fundamental technologies to integrate these capabilities into products, as well as a supply chain system that facilitates the swift delivery of competitively priced new products to market. Accordingly, the structural reforms that Canon has carried out in the areas of development, production, distribution and marketing play a critical role in attaining global corporate excellence.

Amid these conditions, in the area of mold production, a key technology, Canon has worked to bolster its technical capabilities and advanced efforts toward realizing in-house processes with the aim of maintaining its global competitive strength.

Igari Mold, founded in 1972, specializes in the design and manufacture of precision molds for plastic components. With know-how accumulated over its more than 30-year history, the company’s advanced production technologies, leading-edge manufacturing facilities, and technically proficient human resources have earned Igari Mold an outstanding reputation within the precision mold industry.

Bringing Igari Mold into the Canon Group will contribute to strengthening development and production capabilities throughout the Group while also promoting greater efficiency.

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2. Conditions of the Share Exchange

(1)	Schedule (tentative) Entry into share exchange agreement	January 29, 2004
	Shareholders’ meeting to approve share exchange	February 16, 2004
agreement (Igari Mold)
	Effective date of share exchange	March 17, 2004

(2)	Share Exchange Ratio
The share exchange ratio will be decided following discussions between the two companies based on evaluations performed by a third-party institution.

3. Overview of the Companies Party to the Share Exchange

(1) Name	Canon (non-consolidated)			Igari Mold (non-consolidated)

	1. Production and sales of optical machinery			Design and manufacture of precision molds for plastic components
2. Production and sales of audio, electric, and electronic machinery
3. Production and sales of precision machinery
(2) Business activities	4. Production and sales of medical machinery
5. Production and sales of general machinery
6. Production and sales of parts and components of the above products
7. Programming and sales of software

(3) Date of incorporation	August 1937			November 1972

(4) Representative	President & CEO Fujio Mitarai			President & CEO Masaomi Igari

(5) Location of head office	Ohta-ku, Tokyo			Nishi Ibaraki-gun, Ibaraki prefecture

(6) Capital	Yen 167,242 million (as of Dec. 31, 2002)			Yen 32 million (as of Feb. 28, 2003)

(7) Outstanding shares	879,136 thousand shares (as of Dec. 31, 2002)			64,000 shares (as of Feb. 28, 2003)

(8) Shareholders’ equity	Yen 1,235,309 million (as of Dec. 31, 2002)			Yen 1,100 million (as of Feb. 28, 2003)

(9) Total assets	Yen 1,848,136 million (as of Dec. 31, 2002)			Yen 3,306 million (as of Feb. 28, 2003)

(10) Fiscal year end	December 31			Last day of February

(11) Number of employees	19,741 (as of Dec. 31, 2002)			160 (as of Dec. 25, 2003)

(12) Major business contacts	Domestic and overseas Canon Group marketing companies			Plastic parts machining makers, electric appliance makers, precision equipment makers, etc

(13) Major shareholders and their share percentages	The Dai-ichi Mutual Life Insurance Company Japan Trustee Services Bank, Ltd. (Trust Account) The Master Trust Bank of Japan, Ltd. (Trust Account) (as of Dec. 31, 2002)	6.72 5.50 5.24	% % %	Masaomi Igari Nobuko Igari Yota Igari (as of Dec. 25, 2003)	89.18 10.28 0.53	% % %

(14) Main banks	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd.			The Joyo Bank, Ltd. The Ibaraki-ken Credit Cooperative The Shoko Chukin Bank

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(15)	Relationship between the Companies

Capital	There is no capital relationship between the two companies

Human Resources	There is no personnel relationship between the two companies

Business Connections	Orders from the Canon Group account for 7% of Igari Mold’s sales volume (fiscal year ended February 28, 2003)

(16)	Business results for the previous three fiscal years

(unit: millions of yen, except per-share amounts)

	Canon (non-consolidated)			Igari Mold (non-consolidated)

Fiscal year ended	December 2000	December 2001	December 2002	February 2001	February 2002	February 2003

Net sales	1,684,209	1,707,459	1,789,005	2,289	2,264	2,333

Operating profit	178,762	193,389	237,193	270	179	397

Ordinary profit	155,947	211,127	240,982	243	150	368

Net income	88,414	39,163	144,184	129	86	168

Net income per share	101.32	44.71	164.46	2,023.04	1,347.56	2,622.57

Dividend per share*	21.00	25.00	30.00	50.00	50.00	50.00

Stockholders’ equity per share	1,251.31	1,276.45	1,407.34	13,315.35	14,612.91	17,185.48

Dividend payout ratio	20.8%	55.9%	18.3%	2.5%	3.7%	1.9%

*Includes interim dividend payout

4. Outlook after share exchange

(1)	Canon’s stated capital

Shares to be transferred by Canon upon the share exchange are scheduled to be treasury shares held by Canon. As such, stated capital will not change.

(2)	Impact on Canon’s business results

For Canon, the impact of the share exchange on business results is expected to be minimal.

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